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                  SECURITY BENEFIT LIFE INSURANCE COMPANY (SBL)

                                 TOPEKA, KANSAS

           ANNUAL RENEWABLE AND CONVERTIBLE LEVEL TERM INSURANCE RIDER

             THIS RIDER IS ATTACHED TO AND MADE PART OF YOUR POLICY

         ISSUE DATE                          POLICY NUMBER

FOR INFORMATION RELATING TO THE FEDERAL INCOME TAX ASPECTS OF PURCHASING A POLICY, SEE "FEDERAL INCOME TAX CONSIDERATIONS" IN THE PROSPECTUS.

BENEFIT

If a Covered Person dies while this rider is in force, SBL will pay the Benefit Amount for the Covered Person.

The Benefit Amount will be paid to the named beneficiary for the Covered Person after SBL receives, at its Home Office: (1) proof of the Covered Person's death satisfactory to SBL; and (2) such other information as SBL may require, within reason. Unless the Owner requests otherwise, payment of the Benefit Amount will be made in a lump sum.

DEFINITIONS

The Benefit Amount is equal to the Specified Amount of this rider less any unpaid insurance charges for the Covered Person. The Benefit Amount for each Covered Person is shown on page 3 of the Policy.

Covered Person means any of the individuals covered under this rider on the Issue Date of this rider. This rider may cover up to five Covered Persons. Covered Persons may be deleted from or, with evidence of insurability, added to his rider. When this occurs, SBL will issue an Endorsement to Policy Specifications for the Policy.

INSURANCE CHARGES

The insurance charges for this rider are calculated separately for each Covered Person. The insurance charges for this rider will be added to the Monthly Deduction under the Policy.

The guaranteed mortality rates are shown on the Table of Cost of Insurance Rates attached to the Policy. The cost of insurance rates are based on the Covered Person's age, sex (unless unisex cost of insurance rates apply), rating class and underwriting class, and the Specified Amount an duration of the ride. The cost of insurance rates will not exceed the guaranteed maximum month cost of insurance rates shown on the Table of Cost of Insurance Rates in the Policy.

LAPSE AND REINSTATEMENT

If a premium is not paid by the end of the grace period as provided in the Policy this rider will lapse and will no longer be in force as of the due date of the premium. This rider may be reinstated any time within three (3) years of the date of lapse, provided:

- the Policy is in force or is reinstated at the time of reinstatement of this rider; - new evidence of insurability of the Covered Persons satisfactory to SBL provided; and - all premiums due for this rider are paid.

RENEWAL

Coverage under this rider may be renewed up to the rider anniversary next following the Insured's age 95. Subject to the termination provisions of this rider, coverage will be automatically renewed on each Covered person on each rider anniversary date. Renewal premiums will not exceed the maximum guaranteed premiums as described in the Insurance Charges Provision.

CONVERSION

While this rider is in force or within thirty (30) days of termination of the Policy by death of the Insured, the Benefit Amount for this rider may be converted to a new policy on any Covered Person's life at any time before such Covered Persons become age 65. This rider may be converted during the first two years it is in effect regardless of the Covered Person's age. The Owner must submit written request for conversion in a form satisfactory to SBL. A Covered Person may not convert if any insurance charges are due and unpaid. The Covered Person's Benefit Amount for this rider will be cancelled on the new policy issue date.

The amount of insurance under the new policy will be the same as the Covered Person's Benefit Amount under this rider. A lower amount may be selected long as it is not less then SBL's regular minimum limit at the time of conversion.

The new policy will be issued in the same rating class and underwriting class and contain the same restrictions, if any, as this rider. The Covered Person may choose between the following options with respect to the Age upon which the new policy will be issued:

-    Conversion at Attained Age

     The Covered Person may convert at any time before the Policy anniversary next following the Insured's age 65. The policy date of the new policy will be the date of conversion. The new policy may be any level premium life or endowment plan which is issued and made available for conversion by SBL on the new policy date for the Covered Person's age at conversion. The new policy will go into effect when the first premium is paid under the new policy.

-    Conversion from Rider Date

     The policy date of the new policy will be the Issue Date of the rider. The new policy may be any level premium life or endowment plan which is issued are made available for conversion by SBL for the Covered Persons age on the effective date of this rider. The new policy will be effective when the greater of (a) or (b) is paid, where:

     (a) Is the difference between the premiums which would have been due on the rider for the Specified Amount of the new policy (from the rider date to the conversion date) and the premiums which would have been due on the new policy. This difference is adjusted for interest at the rate of 6% per year from the due date of each premium to the date the payment is made; and

     (b) Is the cash value of the new policy which is shown on the table of value of the new policy.

Riders will not be included in the new policy without SBL's consent at the time of conversion. A waiver of deduction provision may be included in the new policy if: (1) this rider contains a similar provision; (2) the Covered Person is not totally and permanently disabled as of the new policy date; (3) the new policy is on permanent plan of insurance; and (4) the Covered Person's age on the effective date of the new policy is not greater than 55 years.

EFFECTIVE DATE

This rider is effective on the Policy Date unless otherwise stated.

This rider will terminate on the earliest of:

- SBL's receipt of the Owner's written request for termination; - the lapse of this rider; or - the lapse or termination of the Policy.

GENERAL CONDITIONS

The rider is part of the Policy to which it is attached. As applied to this rider, the periods stated in the Policy's Incontestability and Suicide Provisions will start with the Issue Date of this rider. All terms of this Policy which do not conflict with this rider's terms apply to this rider.

SBL reserves the right to make any change to the provisions of this Rider to comply with, or give the Owner the benefit of, any federal or state statute, rule or regulation. This includes, but is not limited to, requirements relating to life insurance contracts under the IRS Code or the laws of any state. SBL will provide the Owner with a copy of any such change and will also file such change with the insurance regulatory officials of the state in which the contract is delivered.

                                       SECURITY BENEFIT LIFE INSURANCE COMPANY

                                       ROGER K. VIOLA
                                       Secretary